K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

March 26, 2015
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:
Neuberger Berman Alternative Funds; Post-Effective Amendment No. 42
-- Neuberger Berman Long Short Credit Fund
-- Neuberger Berman Multi-Asset Income Fund
-1933 Act File No. 333-122847
-1940 Act File No. 811-21715

Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on February 3, 2015, regarding your review of Post-Effective Amendment No. 42 to the registration statement on Form N-1A for Neuberger Berman Alternative Funds (“Registrant”) on behalf of its series listed above (each a “Fund”).   Post-Effective Amendment No. 42 was initially scheduled to become effective on March 4, 2015, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”); however, on March 2, 2015, we extended the effective date to March 26, 2015 pursuant to Rule 485(b)(1)(iii) under the 1933 Act.  We expect to file Post-Effective Amendment No. 47 on March 26, 2015, which will become effective on March 26, 2015 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.
Prospectuses
Comment 1:  For each Fund, please explain why the Institutional Class management fee is different from the Class A and Class C management fee reflected in the fee table.
Response:  While each Fund has a single management agreement under which each Class pays the same fee rate, each Class has a separate administration agreement.  The fee rate that each Fund pays under the administration agreement differs as between the Institutional Class and Class A and Class C.  The management fee contained in each Fund’s fee table reflects the fees paid by the Fund under both agreements.  This presentation is permitted by Item 3,

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 26, 2015

Instruction 3(a) to Form N-1A which states that: “‘Management Fees’ include investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the investment adviser or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as ’Other Expenses.’”

Comment 2:  For each Fund, in the “Investment Manager” section, please disclose the date of the shareholder report that will include the discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements.
Response:  No change was made in response to this comment.  For each Fund, the “Investment Manager” section currently states that “a discussion regarding the basis for the approval of the Fund’s investment advisory and sub-advisory agreements by the Board of Trustees will be available in the Fund’s initial shareholder report.”  The Registrant has considered the staff’s comment but believes the language complies with Item 10(a)(1)(iii), as the date of each Fund’s initial shareholder report cannot be ascertained until that Fund launches.
Neuberger Berman Long Short Credit Fund
Comment 3:  Please clarify what is meant by “alpha” in the first paragraph of the “Principal Investment Strategies” section.
Response:  The Registrant has added the following after the fourth sentence of the first paragraph of the “Principal Investment Strategies” section:
Alpha is a measure of performance on a risk-adjusted basis.  It is the excess return from an asset relative to the return of a benchmark with comparable risk so that a positive alpha means that the performance exceeded the anticipated performance of an investment with a similar risk profile.
Comment 4:  Please consider moving the last sentence in the second paragraph of the “Principal Investment Strategies” section to the first paragraph.
Response:  The Registrant has made the requested change.
Comment 5:  Please clarify what is meant by “mezzanine securities” in the third paragraph of the “Principal Investment Strategies” section.
Response:  The Registrant has made the requested change.
Comment 6:  Please explain what types of investments are included in trade claims discussed in the third paragraph of the “Principal Investment Strategies” section.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 26, 2015

Response:  The Registrant has made the following revision to the second sentence of the third paragraph of the “Principal Investment Strategies” section:
…loans (including bridge loans and loan participations), trade claims (i.e., claims of suppliers for goods delivered and not paid, claims for unpaid services rendered, claims for contract rejection damages and claims related to litigation), exchange-traded funds (ETFs)….
Comment 7:  Please confirm that the Fund will segregate assets sufficient to cover the Fund’s potential exposure under a credit default swap when it is the seller of a credit default swap.
Response:  The Registrant confirms the Fund currently intends to segregate assets sufficient to cover the Fund’s potential exposure under a credit default swap when it is the seller of a credit default swap. Specifically, when the Fund is a seller of a credit default swap on a single security, the Fund currently intends to segregate assets sufficient to cover the notional value of the credit default swap.  When the Fund sells a credit default swap on an index with certain characteristics (i.e., on a broad based index and cash settled swap), the Fund currently intends to segregate assets sufficient to cover the amount that the Fund is “out of the money” based on the current mark-to-market valuation of such swap.  In these instances, the Manager believes the amount that the Fund is “out of the money” more appropriately represents the Fund’s potential exposure to such swap.  The Registrant also reserves the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.
Comment 8:  Please consider whether distressed securities, loans, loan participations, securities lending, or when-issued and delayed-delivery securities will be part of the principal investment strategies for the Fund.  If so, please add disclosure related to the investment types in the “Principal Investment Strategies” section.
Response: The Registrant confirms that each of the listed investments is part of the principal investment strategies for the Fund, except with respect to securities lending, and has made the requested change.  With respect to securities lending, the Registrant anticipates that the Fund will only engage in securities lending in connection with short sales as part of its principal investment strategies, which is currently disclosed in the “Principal Investment Risks” section.
Neuberger Berman Multi-Asset Income Fund
Comment 9:  Please add a reference to footnote number 2 to the “Acquired fund fees and expenses” line item in the Fee Table.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 26, 2015

Response :  The Registrant has made the requested change.
Comment 10:  Please clarify what is meant by “currencies of issuers in markets throughout the world” in the first paragraph of the “Principal Investment Strategies” section.
Response:  The Registrant has made the following revision to the first sentence of the first paragraph of the “Principal Investment Strategies” section:
To pursue its goal, the fund employs a fundamental and quantitative approach to allocating the Fund’s assets among various investment strategies that primarily invest in U.S. and non-U.S. debt securities, income-oriented equity securities and currencies. ~~of issuers in markets throughout the world.~~
Comment 11: Please explain the role of the Underlying Managers identified in the first paragraph of the “Principal Investment Strategies” section and please confirm whether the Underlying Managers should be disclosed as portfolio managers for the Fund.
Response:  The Underlying Managers are a select group of portfolio managers employed by the Manager who are expected to manage a portion of the Fund’s assets.  However, the Underlying Managers will not be primarily responsible for the day-to-day management of the Fund’s portfolio.  The currently disclosed Portfolio Managers will have the responsibility for day-to-day management since they will be responsible for determining whether to allocate any assets to the Underlying Managers as well as for managing a portion of the Fund’s assets.  Since Item 5(b) only requires disclosure of the persons “who are primarily responsible for the day-to-day management of the Fund’s portfolio,” the Underlying Managers will not be disclosed as portfolio managers for the Fund.
Comment 12: In the fifth paragraph of the “Principal Investment Strategies” section, please identify the “other collateralized debt securities” in which the Fund may invest.
Response: The Registrant has made the following revision to the fifth paragraph of the “Principal Investment Strategies” section:
The Fund’s investments may include: (i) debt securities, including debt securities issued by corporate entities and trust structures throughout the world (including the U.S. and emerging markets), domestic and foreign governments and their agencies and/or instrumentalities, supra-national entities (e.g., World Bank, IMF) and quasi-sovereign entities (i.e., issuers that are directly or indirectly wholly-owned by a government or that are explicitly guaranteed by a government), loans and related assignments and

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 26, 2015

participations, inflation-protected securities, convertible bonds, commercial paper, mortgage- and asset-backed securities and collateralized debt obligations ~~securities~~.
Comment 13: In the fifth paragraph of the “Principal Investment Strategies” section, please clarify what is meant by “(iii) securities and other instruments that provide exposure to commodities, REITs, MLPs and similar assets.”
Response:  The Registrant has revised the disclosure to read as follows:  “(iii) real estate investment trusts (“REITs”); (iv) master limited partnerships (“MLPs”); (v) securities and other instruments that provide exposure to commodities and similar assets.”
Comment 14: Please consider removing the last sentence in paragraph six of the “Principal Investment Strategies” section.
Response: The Registrant has made the requested change.
Comment 15:  If the Fund will invest in an affiliated Underlying Fund that invests in a wholly owned subsidiary as indicated in “Risks of Investing in Affiliated Underlying Funds” in the “Principal Investment Risks” section, please add corresponding disclosure in the “Principal Investment Strategies” section.
Response:  The Registrant has added the following as the last sentence of the fifth paragraph of the “Principal Investment Strategies” section:
To gain exposure to commodities and other similar assets, the Fund may invest in other investment companies managed by Neuberger Berman that invests in a wholly owned subsidiary.
Comment 16: If the Fund will invest in credit default swaps as indicated in the “Descriptions of Certain Practices and Security Types” section, please disclose this in the “Principal Investment Strategies” and “Principal Investment Risks” sections.
Response:  The Registrant confirms that investments in credit default swaps are not currently a part of the Fund’s principal investment strategies and the references to credit default swaps have been removed from the “Descriptions of Certain Practices and Securities Types” section.
Comment 17: Please consider removing references to derivatives in the “Information about Additional Risks” section if the Fund will invest in derivatives as part of its principal investment strategies.
Response:  The Registrant has made the requested change.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
March 26, 2015

Statements of Additional Information
Comment 18: Please clarify that each Fund will “look-through” to the holdings of any underlying investment companies when determining the Fund’s compliance with the industry concentration policy described in the “Investment Policies and Limitations” section.
Response: The Registrant respectfully declines to make the requested change.  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry.  In addition, the Registrant is not aware of any requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.
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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention to this matter.
Sincerely, /s/Marguerite Laurent Marguerite Laurent